Mail Stop 3233

                                                           September 4, 2018

Via E-mail
Wilbur Paes
Chief Financial Officer
Paramount Group, Inc.
1633 Broadway
Suite 1801
New York, NY 10019

        Re: Paramount Group, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2017
            Filed February 15, 2018
            Form 8-K filed August 1, 2018
            File No. 001-36746

 Dear Mr. Paes:

        We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to our comment, we may have additional comments.


Form 8-K filed August 1, 2018

Exhibit 99.2

Guidance, page 6

1. We note you provide guidance for PGRE's share of Cash NOI and NOI. In future supplemental packages, please reconcile your non-GAAP guidance to the most directly
   comparable GAAP guidance. Please refer to Item 10(e)(1)(i)(B) of Regulation S-K and
   Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.
 Wilbur Paes
Paramount Group, Inc.
September 4, 2018
Page 2


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-
3295 with any questions.




                                                          Sincerely,

                                                          /s/ Jennifer Monick

                                                          Jennifer Monick
                                                          Assistant Chief
Accountant
                                                          Office of Real Estate
&
                                                          Commodities